Exhibit 99.1

Mercurity Fintech Holding Inc. Announces $6 Million Private Placement Financing

New York, — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, is pleased to announce that on November 30, 2023, it priced a private investment in public equity (“PIPE”) offering, through which it sold an aggregate of 14,251,781 units of its securities, each consisting of one (1) ordinary share and three (3) warrants, to one non-U.S. institutional investor at an offering price of $0.421 per unit, for the gross proceeds of $6 million (the “Gross Proceeds”), prior to the deduction of fees and offering expenses payable by the Company. The warrants are exercisable to purchase up to a total of 42,755,344 ordinary shares, for a period of three years commencing from November 30, 2023, at an exercise price of US$1.00 per ordinary share.

The Company intends to utilize the net proceeds derived from the PIPE for general working capital purposes, enhancing its human capital and business development. The PIPE financing proceeds were received on December 4, 2023.

The securities described above were sold in a private placement and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements.

Shi Qiu, CEO of MFH, commented on this significant development, stating, “We are grateful to our investors for their continued support and investments that will allow us to grow our business. Our commitment to delivering value to our public shareholders is the driving force behind our decision-making. By accepting these commitments for a strategic infusion of growth capital, we are confident that our company will continue to expand upon a solid foundation for success.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing and digital consultation across North America and the Asia-Pacific region and is in the process of applying for FINRA approval to add brokerage services to its business. Our focus is on delivering innovative financial solutions while adhering to principles of compliance, professionalism, and operational efficiency. Our aim is to contribute to the evolution of digital finance by providing secure and innovative financial services to individuals and businesses.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com